Exhibit 97.1

Immutep Limited

Policy on Recovery of Erroneously Awarded Incentive Compensation

Introduction

Immutep Limited (the “Company”) is listed on Nasdaq and, as such, is subject to the requirements of the US Securities Exchange Act of 1934 and rules promulgated by the US Securities and Exchange Commission. In 2023, the SEC issued new Rule 10D-1, which requires US stock exchanges to adopt rules requiring listed companies to implement a policy to recover erroneously awarded incentive compensation resulting from a restatement of financial statements due to material noncompliance. Nasdaq has adopted Rule 5608 to implement this change in US securities law.

In addition, the Board of Directors (the “Board”) of the Company believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy.

Therefore, the Board has adopted this Policy for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

1.	Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Remuneration Committee, in which case references herein to the Board shall be deemed references to the Remuneration Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

2.	Executive Officers

This Policy applies to the Company’s current and former Executive Officers, as determined by the Board in accordance with SEC Rule 10D-1 and Nasdaq Rule 5608.

The term Executive Officer is defined as a company’s principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. Executive officers of a company’s subsidiaries are deemed executive officers of the company if they perform such policy making functions for the company.

3.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (defined below) received by any Executive Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement and any transition period (that results from a change in the Company’s fiscal year) immediately following those three completed fiscal years.

4.	Incentive Compensation

The term Incentive Compensation includes, but not limited to, any of the following:

•	Annual bonuses and other short- and long-term cash incentives;

•	Share options; and

•	Performance rights;

provided, however, that such incentive compensation is granted, earned or vested based (wholly or in part) on the attainment of a financial reporting measure.

Financial reporting measures include:

•	Company share price

•	Total shareholder return

•	Revenue

•	Net income

•	Earnings before interest, taxes, depreciation, and amortization (EBITDA)

•	Revenue from operations

•	Liquidity measures such as working capital or operating cash flow

•	Return measures such as return on invested capital or return on assets

•	Earnings measures such as earnings per share

5.	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Executive Officer based on the erroneous data over the Incentive Compensation that would have been paid to the Executive Officer had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Executive Officer directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

6.	Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation. Such method may include:

•	requiring reimbursement of cash Incentive Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

•	offsetting the recouped amount from any compensation otherwise owed by the Company to the Executive Officer;

•	cancelling outstanding vested or unvested equity awards; and

•	taking any other remedial and recovery action permitted by law, as determined by the Board.

7.	No Indemnification

The Company may not indemnify any Executive Officers against the loss of any incorrectly awarded Incentive Compensation.

8.	Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of SEC Rule 10D-1 and Nasdaq Rule 5608.

9.	Effective Date

This Policy shall be effective as of the date it is adopted by the Board and shall apply to Incentive Compensation that is approved, awarded or granted to Executive Officers on or after that date.

10.	Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect applicable law and rules of The Nasdaq Stock Market. Subject to compliance with applicable law, the Board may terminate this Policy at any time.

11.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

12.	Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with SEC Rule 10D-1 and Nasdaq Rule 5608.

Adopted: 30 November , 2023

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